SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 April 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 27 April 2010

                   re:  Interim Management Statement

25/10	27 April 2010

LLOYDS BANKING GROUP - INTERIM MANAGEMENT STATEMENT
'The Group is continuing to see positive trends in line with our recent trading update on 19 March 2010.  In particular, impairments have slowed significantly in the first few months of the year giving us confidence that we will achieve a better financial performance than previously guided.  I am pleased to report that we returned to profitability in the first quarter and expect this momentum to be sustained throughout 2010.'
Eric Daniels
Group Chief Executive

Key highlights
In the first quarter of 2010 the Group returned to profitability on a combined businesses basis due mainly to a significant slowing of impairments in the wholesale business.

·
The Group is delivering good income growth, on a combined businesses basis, excluding last year's impact from liability management transactions.
·
Banking net interest margins are running in line with recent guidance of circa 2 per cent for the full year.
·
Costs continue to be well controlled and remain lower than the equivalent period in 2009.  Integration savings are being delivered in line with recent guidance and the Group remains on track to achieve a £2 billion run-rate of synergies and other operating efficiencies by the end of 2011.
·
The run rate of impairments has slowed significantly and has continued to perform better than our 2009 preliminary results guidance in both retail and corporate businesses.
·
Customer deposit gathering has remained robust, with good growth in balances, while lending balances are flat.  Asset reductions within the Group's portfolios identified for run-off continue albeit, as expected, at a slower pace than last year.
·
The Group continues to de-risk its funding position, with strong term issuance in the early part of the year while continuing to maintain high levels of liquid assets.

Good trading performance with guidance reaffirmed
The Group is continuing to see good income growth on a combined businesses basis (excluding the impact of liability management exercises).  In particular, margin improvements have more than offset the impact of asset reductions over the last year.

Overall banking margins are trending positively and we continue to be confident of delivering a circa 2 per cent margin for the full year.

Income in the Group's core banking businesses has continued to benefit from higher asset pricing and lower funding costs.  Good progress continues to be made in improving the quality of both sides of our balance sheet as we continue to grow our customer relationship focused assets and deposits, whilst running down our non-core assets.  Deposit gathering activities during the first quarter have seen continued good momentum, particularly in the Retail business where we have built on the strong product sales over the last 12 months and delivered good levels of growth in both current account and savings balances.  In our Wealth business income levels were supported further by improved equity market conditions.

In Insurance, new business sales are modestly lower than the equivalent period of last year.  However our decision in 2009 to refocus certain product offerings to improve returns is having a favourable impact on the profitability of those products.

The Group's strong track record of effective cost control continues to yield benefit.  The integration programme is progressing well and synergy savings continue to be delivered in line with the recent guidance.  As a result, the Group remains on track to deliver on its commitment to a £2 billion run-rate of synergies and other operating efficiencies by the end of 2011.

Impairments have slowed significantly as a result of proactive management and more benign economic conditions and we continue to see lower impairments in both our Retail secured and unsecured lending portfolios.  In our Wholesale division, the level of impairments has been significantly lower than the last quarter of 2009 and is also at a lower level than our initial expectations for 2010.  In our Wealth and International division, impairments continue at a high level, principally as a result of further provisions in Ireland relating to our commercial real estate portfolio; however, the level of impairments in the first quarter of 2010 was lower than the last quarter of 2009 and we continue to believe that we are past the peak for impairment losses in the division.  We remain vigilant to changes in economic conditions and to individual lending positions and continue to monitor the position of the Irish economy in particular.

The Group is pleased to have returned to profitability, on a combined businesses basis, in the first quarter.  Based on the Group's current economic and regulatory assumptions we expect this trend to continue and for the Group to deliver a combined businesses profit at both the half and full year.

Further strengthening of the balance sheet position
Customer deposits have grown robustly during the first quarter by over £5 billion, mainly in our Retail division.  We are supporting our relationship customers and the economy by continuing to lend.  Lending balances have remained flat overall, with assets within the Group's run-off portfolios continuing to reduce, albeit at a slower pace than last year.  Our assets continue to be appropriately priced for risk and funding costs and risk-weighted assets remain broadly unchanged to the position at the end of 2009.

Since the start of 2010, we have seen further improvements in wholesale funding market conditions and we are pleased with progress on our public term issuance so far this year.  The Group continues to maintain a substantial liquid asset portfolio which is now broadly equivalent to the proportion of our wholesale funding (including bank deposits) which has a maturity of less than one year.  In addition, the Group has maintained the maturity profile of wholesale funding such that 50 per cent has a maturity date of over one year.

As a result, the Group has continued to improve its liquidity and funding position, further de-risking the balance sheet.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Head of Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                                  +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Mark Elliott                                                                             +44 (0) 20 7356 1164
Head of Media Relations
Email:
mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including, without limitation, UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits, as well as the ability to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the rights issue prospectus issued by Lloyds Banking Group plc on 3 November 2009 for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  27 April 2010